Phi Long Bui • You
Co-Founder @ Swayze | Martech European CEO of the Year | Ent...
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2d •

Customer replacing influencers? That's literally what's happening in NYC right now.

People walk into a café, grab a perk through Swayze, post a story, and instantly become a nano-influencer for that business. It's word-of-mouth at scale — and it works better than ads.

We just opened our Wefunder page so the community can support the next stage of our growth.
No pressure, if you're curious, check it out and let me know what you think:
👉 **https://lnkd.in/div78P2Y**
Required disclaimer: **https://lnkd.in/g7SvRQN**



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TheCafe
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